
<u>**VIA FACSIMILE AND U.S. MAIL**</u>

June 11, 2010

Mr. Edward C. White
Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551

      RE: Owens-Illinois, Inc
            Form 10-K for the Year Ended December 31, 2009
            Form 10-Q for the Period Ended March 31, 2010
            File No. 1-9576

            Owens-Illinois Group, Inc
            Form 10-K for the Year Ended December 31, 2009
            Form 10-Q for the Period Ended March 31, 2010
            File No. 033-13061-01

Dear Mr. White:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings. Our

comments on the Form 10-K you filed for Owens-Illinois, Inc. also pertain to the Form 10-K filed for Owens-Illinois Group, Inc. Please also address our comments in the financial statements for Owens-Brockway Packaging, Inc. and Owens-Brockway Glass Container, Inc., as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview – Years ended December 31, 2009 and 2008, page 27

2. Please discuss the business reasons for material changes in the various line items presented in your consolidated results of operations as presented on page 49. For example, you should provide a robust discussion of the business reasons for the changes in gross profit for all periods presented. Please also disclose with quantification the types of items included in the other expense line item as shown on page 49, and discuss the business reasons for material changes in this line item or refer readers to elsewhere in the filing, such as pages 33 and 34 where these items are discussed in greater detail.

Capital Resources and Liquidity

Cash Flows, page 37

3. You indicate that cash provided by continuing operating activities was $800.0 million compared with $757.2 million for 2008. Please expand this disclosure to quantify and discuss the components that resulted in the increase in cash flows from operations as well as the underlying reasons for changes in these components. Please also discuss significant working capital changes including but not limited to the business reasons for the changes in inventory levels. Please revise your disclosure for all periods presented.

Critical Accounting Estimates

Income Taxes, page 44

4. Please enhance your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management. Please describe the nature of the positive and negative evidence you considered in your determination that gross deferred tax assets of $1.4 billion were not recoverable as of December 31, 2009 and how that evidence was weighted. Refer to SEC Release Nos. 33-8350 and 33-8040.

Financial Statements

Consolidated Balance Sheets, page 51

5. Given that you have shares held as treasury stock, please tell us how you determined that your shares issued and outstanding should be the same for all periods presented. Please revise or advise accordingly.

Consolidated Share Owners' Equity, page 52

6. Please revise your consolidated share owners' equity to breakout your convertible preferred stock, common stock, capital in excess of par value and treasury stock into separate components on the face of the statement or in a footnote to the financial statements. Please also show in separate columns the changes in both the number of shares issued and those held in treasury stock during each period presented. Refer to Rule 3-04 of Regulation S-X.

7. Please tell us what consideration you gave to separately disclosing comprehensive income attributable to the company and your non-controlling interests pursuant to FASB ASC 810-10-50-1A(a). Refer to FASB ASC 810-10-55-4K for additional guidance.

Consolidated Cash Flows, page 53

8. Given that net earnings attributable to noncontrolling interests is already included in net earnings, please tell us how you determined that it was appropriate to show net earnings attributable to noncontrolling interests as a reconciling item within your cash flows from operating activities. If an offsetting adjustment has also been included in another line item inside of the reconciliation from net earnings to cash provided by operating activities, please tell us which one and explain why that treatment is appropriate. Please advise or revise your statement of cash flows accordingly.

9. Please tell us and disclose whether you have any non-cash transactions pursuant to FASB ASC 230-10-50-3 through 6.

1. Significant Accounting Policies

Basis of Consolidated Statements, page 54

10. Please consider revising your disclosure here or elsewhere in the notes to the financial statements to include the following:

- the names of your less-than-wholly owned subsidiaries and the segments that they are included in; and
- the type of equity (ie common stock, preferred stock etc.) owned by the noncontrolling interests and the company, along with the percentages of ownership.

Property, Plant and Equipment, page 56

11. You had construction in progress of $291.9 million as of December 31, 2009. If accounts payable contains construction in progress or other property and equipment additions, please disclose in a footnote the related amounts as of each balance sheet date. Please supplementally confirm you do not include these amounts in cash used by investing activities until the subsequent period in which the cash payment is made.

14. Pension Benefit Plans and Other Postretirement Benefits, page 77

12. You disclose that you have defined benefit pension plans covering a substantial number of employees located in the United States, the United Kingdom, The Netherlands, Canada and Australia, as well as many employees in Germany and France. Please tell us what consideration you gave to FASB ASC 715-20-50-4 in determining that you should aggregate US and International plans in your disclosures. Please also tell us how you determined that it was appropriate to aggregate US and International plans related to your postretirement benefits other than pensions.

Signatures, page 202

13. It is not clear whether your principal accounting officer or your controller signed your filing. Please tell us and revise your disclosure to identify which individual listed on page 203 is either your principal accounting officer or your controller. If your principal accounting officer or your controller did not sign the filing, please amend your Form 10-K to provide the signature of the principal accounting officer or controller of your company. Please refer to paragraph (2)(a) of General Instruction D to Form 10-K.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief